INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 28, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust–File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the AAM/Bahl & Gaynor Income Growth Fund and AAM Select Income Fund

Ladies and Gentlemen:

This letter is in response to the comments received from staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 6, 2015 on the Registrant’s registration statement filed on Form N-1A with respect to the AAM/Bahl & Gaynor Income Growth Fund and AAM Select Income Fund (each a “Fund” and collectively the “Funds”), each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment Number 701 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

SUMMARY SECTION

AAM/Bahl & Gaynor Income Growth Fund
Fees and Expenses of the Fund
1.	Footnote 2 to the Fees and Expenses table states that the Fund’s advisor is permitted to seek reimbursement from the Fund for a period of three fiscal years following the fiscal year in which such reimbursements occurred. This disclosure should be supplemented with the 2nd sentence from page 21, “This reimbursement may be requested from the Fund if the aggregate amount of operating expenses for such fiscal year, as accrued each month, does not exceed the lesser of (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund’s expenses, or (b) the limitation on Fund expenses at the time of the request.”

Response: The requested disclosure has been added to Footnote 2.

Principal Investment Strategies
2.	The 4th sentence of the first paragraph states “Under normal market conditions, the Fund typically invests in a diversified portfolio of 35 to 50 securities spread across a variety of economic sectors.” This sentence appears to conflict with the focused risk disclosure under Principal Risks of Investing.

Response: The focused risk disclosure in the “Principal Risks of Investing” has been revised as follows:

“Focused Risk. Although the Fund is diversified under the Investment Company Act of 1940, as amended (the “1940 Act”), the Fund’s sub-advisor intends to focus its investments in the securities of a comparatively small number of issuers. Investment in securities of a limited number of issuers exposes the Fund to greater market risk and potential losses than if its assets were more diversified among the securities of a greater number of issuers.”

Principal Risks of Investing
3.	Under the heading entitled, “Growth-Oriented Investment Strategies Risk,” consider whether the disclosure should be revised to reflect the income component since it is an “income of growth” strategy.

Response: The disclosure has been revised at follows:

“Growth of Income Investment Strategies Risk. Growth of income funds generally focus on equity securities of high quality, dividend growth companies. These securities typically are very sensitive to market movements because their market prices frequently reflect projections of future earnings or revenues and, when it appears that those expectations will not be met, the prices of these securities typically fall.”

4.	Under the heading entitled, “Sector Concentration Risk,” consider whether sector concentration is part of the principal investment strategy and, if so, include in that section a discussion describing the risks associated with any specific sectors.

Response: The Registrant confirms that, although at times the Fund may invest a significant portion of its portfolio in a single sector, it is not the Fund’s principal investment strategy to concentrate in a specific sector.

5.	Under the heading entitled, “Focused Risk,” it states that the Fund is diversified. Clarify whether the disclosure is referring to the Investment Company Act of 1940 (the “1940 Act”) or the Internal Revenue Code.

Response: As noted in the Funds’ Statement of Additional Information, each Fund is diversified and thus subject to the diversification requirements under the 1940 Act. In addition, as provided in response number 2, the disclosure was modified

AAM Select Income Fund
Fees and Expenses of the Fund
6.	Footnote 2 to the Fees and Expenses table states that the Fund’s advisor is permitted to seek reimbursement from the Fund for a period of three fiscal years following the fiscal year in which such reimbursements occurred. This disclosure should be supplemented with the 2nd sentence from page 21, “This reimbursement may be requested from the Fund if the aggregate amount of operating expenses for such fiscal year, as accrued each month, does not exceed the lesser of (a) the limitation on Fund expenses in effect at the time of the relevant reduction in advisory fees or payment of the Fund’s expenses, or (b) the limitation on Fund expenses at the time of the request.”

Response: The requested disclosure has been added to Footnote 2.

Principal Investment Strategies
7.	Confirm whether the Fund invests in collateralized loan obligations (“CLOs”). If so, disclose how much of the Fund’s portfolio is invested in CLOs and whether these investments are a principal investment strategy of the Fund. If CLOs are a principal investment strategy of the Fund, add specific disclosure related to this type of investment. Consider disclosing whether the Fund views these as illiquid securities.

Response: Although the Fund invests a small amount in CLOs, these investments are not a principal investment strategy. The Fund will be subject to a 15% limitation on such securities. The following specific risk for CLO investments has been added to the Statement of Additional Information:

Collateralized Loan Obligations Risk.
Due to the structure of collateralized loan obligations (“CLOs”), they are subject to asset manager, legal and regulatory, limited recourse, liquidity, redemption, and reinvestment risks. A CLO’s performance is linked to the expertise of the CLO manager and its ability to manage the CLO portfolio. Changes in the regulation of CLOs may adversely affect the value of the CLO investments held by the Fund and the ability of the Fund to execute its investment strategy. CLO debt is payable solely from the proceeds of the CLO’s underlying assets and, therefore, if the income from the underlying loans is insufficient to make payments on the CLO debt, no other assets will be available for payment. CLO debt securities may be subject to redemption and the timing of redemptions may adversely affect the returns on CLO debt. The CLO manager may not find suitable assets in which to invest and the CLO manager’s opportunities to invest may be limited.

8.	Confirm whether the Fund will invest in contingent convertible bonds. If so, augment the principal investment strategy section accordingly and add corresponding risk disclosure.

Response: Although the Fund may invest a small amount in contingent convertibles, these investments are not a principal investment strategy. The following specific risk for these types of securities has been added to the Statement of Additional Information:

Contingent Convertible Bonds
Contingent convertible bonds (“CoCos”) are hybrid debt securities that are intended to either convert into equity at a predetermined share price or have their principal written down or written off upon the occurrence of certain triggering events generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going concern. CoCos are subject to the risks associated with bonds and equities and to the risks specific to convertible securities in general. In addition, CoCos are inherently risky because of the difficulty of predicting triggering events that would require the debt to convert to equity. Since CoCos are typically issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion, the rights and claims of the holders of the CoCos against the issuer in respect of or arising under the terms of the CoCos will generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. Also, the value of CoCos will be influenced by many factors, including: the creditworthiness of the issuer and/or fluctuations in the issuer’s capital ratios; the supply and demand for the CoCos; general market conditions and available liquidity; and economic, financial and political events that affect the issuer, the market it operates in or the financial markets in general. CoCos are a new form of instrument and the market and regulatory environment for these instruments is still evolving. As a result, it is uncertain how the overall market for CoCos would react to a trigger event or coupon suspension applicable to one issuer.

Principal Risks of Investing
9.	Disclose a separate heading entitled, “Interest Rate Risk,” and provide an example of the impact of a change in interest rates using duration.

Response: The following interest rate risk disclosure has been added to this section:

“Interest Rate Risk. Generally fixed income securities decrease in value if interest rates rise and increase in value if interest rates fall, with longer-term securities being more sensitive than shorter-term securities. For example, the price of a security with an eight-year duration would be expected to drop by approximately 8% in response to a 1% increase in interest rates. Generally, the longer the maturity and duration of a bond or fixed rate loan, the more sensitive it is to this risk. Falling interest rates also create the potential for a decline in the Fund’s income. These risks are greater during periods of rising inflation.”

10.	Under the heading entitled, “Master Limited Partnership Units Risk,” consider adding energy risk, since most MLPs are subject to this specific risk.

Response: The following interest rate risk disclosure has been added to this section:

“A majority of MLPs are in the energy sector. These investments involve the risk that energy prices and supplies of energy may fluctuate significantly over any time period due to many factors, including international political developments; production and distribution policies of the Organization of Petroleum Exporting Countries (OPEC) and other oil-producing countries; relationships among OPEC members and other oil-producing countries and between these countries and oil-importing nations; energy conservation; foreign, federal and state regulatory environments; tax policies; and the economic growth and political stability of the key energy-consuming and energy-producing countries.”

11.	Under the heading entitled, “Sector Concentration Risk,” consider whether sector concentration is part of the principal investment strategy, and if so, include in that section a discussion describing the risks associated with any specific sectors.

Response: The Registrant confirms that, although at times the Fund may invest a significant portion of its portfolio in a single sector, it is not the Fund’s principal investment strategy to concentrate in a specific sector.

Investment Advisor and Sub-advisor
12.	The 2nd paragraph discloses the Sub-advisor to the Fund. As the disclosure lists several firms, it is confusing which entity serves as the Fund’s Sub-advisor. Clarify the disclosure.

Response: The disclosure has been revised as follows:

“Cutwater Investor Services Corp. (the “Sub-advisor,” “Cutwater,” or “CISC”) doing business as Insight Investment is the Fund’s sub-advisor.”

MANAGEMENT OF THE FUNDS
Prior Performance for Similar Accounts Managed by Bahl & Gaynor
13.	The first sentence states, “The following tables set forth performance data relating to the historical performance of all private accounts managed by the Sub-advisor for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Fund.” Confirm whether Bahl & Gaynor also manages any registered or unregistered funds or pooled vehicles with the same objectives, policies, strategies and risks substantially similar to the Fund and, if so, disclose that they are in included in the composite returns.

Response: The Registrant has removed the prior performance for similar accounts managed by Bahl & Gaynor from the Registration Statement. Therefore, this comment is no longer relevant.

14.	The Average Annual Total Returns table and footnote states, “The net returns for the composite are shown net of fees and expenses.” Revise this to state that net returns are “net of all actual fees and expenses.” All actual fees should include any fees charged to the account including but not limited to brokerage commissions.

Response: The Registrant has removed the prior performance for similar accounts managed by Bahl & Gaynor from the Registration Statement. Therefore, this comment is no longer relevant.

15.	Confirm that Bahl & Gaynor had the same amount of investment discretion of the Income Growth Taxable Composite as it does managing the Fund and that Bahl & Gaynor is primarily responsible for managing the Fund.

Response: The Registrant has removed the prior performance for similar accounts managed by Bahl & Gaynor from the Registration Statement. Therefore, this comment is no longer relevant.

16.	The returns calculated using the GIPs method only requires the deduction of management fees. Confirm that the returns disclosed in this section reflect the deduction of all actual fees and expenses.

Response: The Registrant has removed the prior performance for similar accounts managed by Bahl & Gaynor from the Registration Statement. Therefore, this comment is no longer relevant.

17.	The disclosure states that “The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows.” In the response letter, explain how the removal of cash flow for calculating the returns does not make it misleading given that mutual funds cannot make this adjustment.

Response: The Registrant has removed the prior performance for similar accounts managed by Bahl & Gaynor from the Registration Statement. Therefore, this comment is no longer relevant.

Prior Performance for Similar Accounts Managed by Insight
18.	The inclusion of prior performance for similar accounts managed by a sub-advisor can only be included under the same facts and representations of either the Nicholas-Applegate II No-Action Letter or the Bramwell No-Action Letter. The disclosure in this section is confusing as to which of the firms listed serves as the Fund’s Sub-advisor. Confirm who managed the composite returns and that the performance shown here is achieved solely by that firm and not by another firm or group of firms. Also, provide which no-action letter the sub-advisor is relying on to show the affiliate’s performance.

Response: The Registrant has removed the prior performance for similar accounts managed by Cutwater Investor Services (doing business as Insight Investment) from the Registration Statement. Therefore, this comment is no longer relevant.

19.	The first sentence states, “The following tables set forth performance data relating to the historical performance of all private accounts managed by the Sub-advisor for the periods indicated that have investment objectives, policies, strategies and risks substantially similar to those of the Fund.” Confirm whether Insight also manages any registered or unregistered funds or pooled vehicles with the same objectives, policies, strategies and risks substantially similar to the Fund and, if so, disclose that they are in included in the composite returns.

Response: The Registrant has removed the prior performance for similar accounts managed by Cutwater Investor Services (doing business as Insight Investment) from the Registration Statement. Therefore, this comment is no longer relevant.

20.	The Average Annual Total Returns table and footnote states, “The net returns for the composite are shown net of fees and expenses.” Revise this to state that net returns are “net of all actual fees and expenses.” All actual fees should include any fees charged to the account including but not limited to brokerage commissions.

Response: The Registrant has removed the prior performance for similar accounts managed by Cutwater Investor Services (doing business as Insight Investment) from the Registration Statement. Therefore, this comment is no longer relevant.

21.	The 4th paragraph on page 27 states that Cutwater Asset Management has been independently verified for the periods January 1, 2005 - December 31, 2014. Include the name of the firm that provided the verification and include a consent as an exhibit to the filing.

Response: The Registrant has removed the prior performance for similar accounts managed by Cutwater Investor Services (doing business as Insight Investment) from the Registration Statement. Therefore, this comment is no longer relevant.

22.	The 5th paragraph on page 27 states that the composite seeks to achieve its objective by primarily investing in a diversified portfolio of investment-grade fixed income securities while managing duration within +/- 20% of its benchmark, the Barclays U.S. Credit Index. The Prospectus states that the Fund’s duration will remain between four and eight years. Explain why the difference in strategy between the composite and the Fund does not disqualify it under the Nicholas-Applegate II No-Action Letter, which requires that the strategy be substantially similar.

Response: The Registrant has removed the prior performance for similar accounts managed by Cutwater Investor Services (doing business as Insight Investment) from the Registration Statement. Therefore, this comment is no longer relevant.

Portfolio Managers
23.	Change the disclosure to state that Clifford D. Corso, E. Gerard Berrigan and Gautam Khanna are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The requested change has been made.

Fund Expenses
24.	The last sentence of the 2nd paragraph states, “Each agreement is in effect until October 31, 2016, and it may be terminated before that date only by the Trust’s Board of Trustees,” While the fee table states that each agreement is in effect until November 1, 2016. Reconcile these dates.

Response: The dates have been updated to be consistent and to reflect the date October 31, 2016.

DISTRIBUTION AND SHAREHOLDER SERVICE PLAN
Distribution and Service (Rule 12b-1) Fees (For Class C Shares)
25.	The 2nd and 3rd sentences of the third paragraph state, “These up-front payments to broker-dealers are financed solely by the Advisor and are not financed by investors or the Fund. The Distributor receives and can pay as reimbursement to the Advisor all of the 12b-1 fees with respect to such shares.” This language seems inconsistent. Since the Advisor is getting reimbursed, the upfront payment is not financed solely by the Advisor.

Response: The disclosure has been revised as follows:

“These up-front payments to broker-dealers are financed by the Advisor. The Distributor receives and can pay as reimbursement to the Advisor all of the 12b-1 fees with respect to such shares

YOUR ACCOUNT WITH THE FUND
Selling (Redeeming) Fund Shares
26.	The 2nd and 3rd sentences of the paragraph state, “The Fund will be deemed to have received a redemption order when a financial intermediary (or its authorized agent) receives the order. The financial intermediary must receive and transmit your redemption order to the Transfer Agent prior to 4:00 p.m. (Eastern Time) on a business day for the redemption to be processed at the current day’s NAV.” These two sentences are conflicting. In addition, the 3rd sentence of the paragraph is inconsistent with Rule 22c-1(a). Accordingly, revise the disclosure.

Response: The third sentence has been revised as follows:

“You may redeem shares of the Fund at a price equal to the NAV next determined after the Transfer Agent and/or authorized agent receives your redemption request in good order.”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360. Thank you.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Investment Managers Series Trust